Exhibit 99.77c

ITEM 77C - SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS

The Registrant's most recent Annual Meeting of Stockholders was held at 11:00 Pacific Time, on October 24, 2003. At that meeting, the shareholders ratified the selection of Lavine, Lofgren, Morris & Engelberg as the Registrant's accountants and selected each of the nominees listed in the Registrant's Proxy Statement dated August 27, 2003, as a Director, to serve for the ensuing year.